Exhibit 99.1

Press release

Biophytis to host virtual KOL event on Sarconeos (BIO101) on its lead projects in COVID-19 and Sarcopenia

Paris, France, Cambridge (Massachusetts, United States), October 6, 2021 8am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today announces it will host a virtual key opinion leader (KOL) event on October 6th, 2021, on its lead projects, Sarconeos (BIO101) for the treatment of COVID-19 and Sarcopenia .

The webinar will feature a presentation by four KOLs including:

•	For the COVA study with Sarconeos (BIO101) in COVID-19:

o	Professor Suzana Margareth Ajeje Lobo, MD, Hospital de Base Da Faculdade de Medicina de São José Do Rio Preto, São Paulo State, Brazil

o	Dr Girish Balachandran Nair, MD, Associate Professor of Medicine in the division of Pulmonary and Critical Care, Medical Director of the Interstitial Lung Disease (ILD) program and the Associate Program Director for the Pulmonary and Critical Care Fellowship at Beaumont Hospital in Royal Oak, USA

•	For the SARA study with Sarconeos (BIO101) in Sarcopenia:

o	Professor Bruno Vellas, MD, PhD, Chair of the Gerontopole at the University of Toulouse in France

o	Dr Roger A. Fielding, Ph.D., Associate Center Director, Jean Mayer USDA Human Nutrition Research Center on Aging at Tufts University, Director and Senior Scientist, Nutrition, Exercise Physiology, and Sarcopenia Laboratory, Professor of Nutrition and Medicine, Friedman School of Nutrition Science and Policy, Tufts University School of Medicine as well as Associate Director, Boston Claude D. Pepper Older Americans Independence Center Boston, MA

The virtual event will take place on October 6th, 2021, from 5:30pm to 7:30pm CET, with two distinct sessions: COVA/COVID-19 and then SARA/Sarcopenia. In order to register for the event, please click here.

The first session will be dedicated to the COVA project in COVID-19:

•	Time: 5:30 to 6:15pm

•	KOLs: Prof Girish Nair (USA) and Dr Suzanna Lobo (Brazil)

•	Biophytis representatives: Stanislas Veillet (CEO), Evelyne Nguyen (CFO) and Rob Van Maanen (CMO)

Press release

The second session will be dedicated to the SARA project in Sarcopenia:

•	Time: 6:45 to 7:30pm

•	KOLs: Pr

•	Bruno Vellas (France) and Dr Roger A. Fielding (USA)

•	Biophytis representatives: Stanislas Veillet (CEO), Evelyne Nguyen (CFO) and Jean Mariani (Scientific Board Director)

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, in development for the treatment of sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied, in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2020 Annual Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

Investors@biophytis.com

Press release

Media contact

Life Sci Advisors

Sophie Baumont

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49